UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRANSENTERIX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89366M102

(CUSIP Number)

December 6, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89366M102

1.	Names of Reporting Persons. Intersouth Partners VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 17,615,990
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 17,615,990
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,615,990
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 7.22%(1)
14.	Type of Reporting Person (See Instructions): PN

(1)	Based on 244,093,216 shares of Common Stock outstanding as of December 6, 2013.

CUSIP No. 89366M102

1.	Names of Reporting Persons. Intersouth Associates VII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 17,615,990
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 17,615,990
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,615,990
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 7.22%(1)
14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 244,093,216 shares of Common Stock outstanding as of December 6, 2013.

CUSIP No. 89366M102

1.	Names of Reporting Persons. Dennis Dougherty
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 17,615,990
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 17,615,990
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,615,990
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 7.22%(1)
14.	Type of Reporting Person (See Instructions): IN

(1)	Based on 244,093,216 shares of Common Stock outstanding as of December 6, 2013.

CUSIP No. 89366M102

1.	Names of Reporting Persons. Mitch Mumma
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 17,615,990
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 17,615,990
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,615,990
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 7.22%(1)
14.	Type of Reporting Person (See Instructions): IN

(1)	Based on 244,093,216 shares of Common Stock outstanding as of December 6, 2013.

Item 1.

(a)	Name of Issuer:

TransEnterix, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

635 Davis Drive, Suite 300, Morrisville, North Carolina 27560

Item 2.

(a)	Name of Persons Filing:

Intersouth Partners VII, L.P. (“ISP VII”)

Intersouth Associates VII, LLC (“ISA VII, LLC”)

Mitch Mumma

Dennis Dougherty

(b)	Address of Principal Business Office or, if none, Residence:

For each of the Reporting Persons:

102 City Hall Plaza, Suite 200

Durham, NC 27701

(c)	Citizenship:

ISP VII = Delaware

ISA VII, LLC = Delaware

Mitch Mumma = United States of America

Dennis Dougherty = United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

89366M102

Item 3.

Not applicable.

Item 4.

(a)	Amount beneficially owned:

ISP VII directly beneficially owns 17,615,990 shares of Common Stock, or approximately 7.22% of the Common Stock outstanding, ISA VII, LLC, as the general partner of ISP VII, may be deemed to indirectly beneficially own the securities owned by ISP VII. Messrs. Mumma and Dougherty, as managing members of ISA VII, LLC, may be deemed to indirectly beneficially own the securities owned by ISP VII.

Each of (i) ISP VII, (ii) ISA VII, LLC, and (iii) Messrs. Mumma and Dougherty, may be deemed to share the power to vote or direct the voting of, and to dispose or direct the disposition of, the securities of Issuer that are directly beneficially owned by ISP VII. Each of Messrs. Mumma and Dougherty disclaims beneficial ownership of all securities other than those he owns by virtue of his indirect pro rata interest as a member of ISA VII, LLC.

(b)	Percent of class:

7.22% (based on 244,093,218 shares of Common Stock outstanding as of December 6, 2013).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

17,615,990 (See Item 4(a))

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

17,615,990 (See Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 4(a).

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

December 19, 2013

INTERSOUTH PARTNERS VII, L.P.

By:	Intersouth Associates VII, LLC,
its General Partner

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Member Manager

INTERSOUTH PARTNERS VII, L.P.

By:	Intersouth Associates VII, LLC,
its General Partner

By:	/s/ Mitch Mumma
Name:	Mitch Mumma
Title:	Member Manager

/s/ Mitch Mumma
Mitch Mumma

/s/ Dennis Dougherty
Dennis Dougherty

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: December 19, 2013

INTERSOUTH PARTNERS VII, L.P.

By:	Intersouth Associates VII, LLC,
its General Partner

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Member Manager

INTERSOUTH PARTNERS VII, L.P.

By:	Intersouth Associates VII, LLC,
its General Partner

By:	/s/ Mitch Mumma
Name:	Mitch Mumma
Title:	Member Manager

/s/ Mitch Mumma
Mitch Mumma

/s/ Dennis Dougherty
Dennis Dougherty